PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

May 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus AMT-Free Municipal Cash Management Plus

(File Nos.: 33-36821 and 811-06172)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Fund"), on or about May 26, 2017 the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 48 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 47 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on March 31, 2017 for the purpose of implementing disclosure changes relating to money market fund reform.

The Amendment is being filed in order to respond to supplemental comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided by Frank A. Buda of the Staff via telephone on May 25, 2017. The Staff's comments were given in relation to a letter responding to initial Staff comments, filed on May 23, 2017 (the "Initial Letter").

For the convenience of the Staff, and for completeness purposes, the Staff's supplemental comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Comments given on the prospectus for Administrative shares of the Fund were considered as applicable to prospectuses for all classes of the Fund. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Fund Summary—Principal Investment Strategy

1.	Staff Comment: While there is no requirement for the Fund's prospectus to include disclosure stating that to the extent that derivatives are counted for the purpose of complying with the Fund's 80% policy, such derivatives will be valued at market value (rather than notional value), please note that the Staff will continue to request that such disclosure be included in the Fund's prospectus for so long as such disclosure is not included in the Fund's prospectus.

Response: Fund management acknowledges this comment and will take it into consideration with respect to future filings.

Fund Details—Management

2.	Staff Comment: The third sentence of the first paragraph states: "A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six-month period ended July 31, 2016." While the Staff acknowledges that the referenced disclosure complies with Item 10(a)(1)(iii) of Form N-1A, we recommend including disclosure stating that the discussion will be available in the Fund's semi-annual report dated July 31, 2017. As the prospectus will be in use for a significant amount of time after filing, it is likely that an investor will view the prospectus after July 31, 2017, when the Fund's 2017 semi-annual report will be available.

Response: Fund management acknowledges this comment and will take it into consideration with respect to future filings.

SAI

Investments, Investment Techniques and Risks—Money Market Funds

3.	Staff Comment: The response to Staff Comment No. 13 in the Initial Letter stated that footnote 21 in the SAI would be revised as follows: "Dreyfus AMT-Free New York Municipal Cash Management may invest without limitation, and each of Dreyfus AMT-Free Municipal Cash Management Plus and Dreyfus AMT-Free Tax Exempt Cash Management may invest up to 20% of its assets, in Municipal Obligations, including certain private activity bonds, the income from which is subject to the AMT, if the Adviser determines that their purchase is consistent with the fund's investment objective." Please note that Dreyfus AMT-Free New York Municipal Cash Management is subject to the same requirements of Rule 35d-1 under the 1940 Act, which require an investment company to invest at least 80% of its assets in the type of investment suggested by its name. Dreyfus AMT-Free New York Municipal Cash Management therefore cannot invest without limitation in Municipal Obligations.

Response: The referenced footnote, which is now footnote 20, will be revised as follows in the Amendment: "Dreyfus AMT-Free Municipal Cash Management Plus, Dreyfus AMT-Free New York Municipal Cash Management and Dreyfus AMT-Free Tax Exempt Cash Management each may invest up to 20% of its assets in Municipal Obligations, including certain private activity bonds the income from which is subject to the AMT."

*     *     *     *     *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3346.

Very truly yours,

/s/ Lauren Connolly

Lauren Connolly

cc:	Janna Manes

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